EXHIBIT 99.1

For Immediate Release 21-43-TR	Date:	October 12, 2021

Teck’s QB2 Site Visit

November 1, 2021

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer Don Lindsay and members of Teck’s senior management team will be presenting on Monday, November 1, 2021 from 1:00 p.m. to 2:00 p.m. Eastern / 10:00 a.m. to 11:00 a.m. Pacific time at Teck’s virtual QB2 Site Visit.

The live webcast will be available on Teck's website at www.teck.com.

Participants will be able to ask questions through the conference call facilities, and materials to accompany the event will be available online. The conference call dial-in is 416.406.0743 or toll free 800.898.3989, quote 4082377 if requested. Media are invited to attend on a listen-only basis.

The recording of the live webcast will be available from 3:00 p.m. Pacific time, November 1, 2021 on Teck’s website at www.teck.com.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com